SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 27, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
For additional information, please contact:

SIGNATURES

Date May 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Vesa Kainu appointed President of Metso Ventures

Vesa Kainu has been appointed President of Metso Ventures, which comprises the fourth business area at Metso Corporation (NYSE: MX; HEX: MEO), as of today. He has also been appointed a member of Metso’s Executive Board. Kainu reports to Tor Bergman, President and CEO of Metso Corporation. Metso Ventures has been headed by Olli Vaartimo, Executive Vice President and CFO in addition to his other duties.

Appointments in Metso’s Extended Executive Board

Helena Aatinen, Senior Vice President, Corporate Communications has been appointed a member of Metso’s Extended Executive Board.

Mikko Luoma, who will start as head of Metso’s Human Resource Management on July 1, 2003, has been appointed a member of Metso’s Extended Executive Board from the beginning of July.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.